SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:    0-21628

HAVEN BANCORP, INC.

(Exact name of registrant as specified in its charter)

615 Merrick Avenue
Westbury, New York 11590
(516) 683-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $.01 Per Share

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)	[X]	Rule 12h-3 (b)(1)(ii)	[__]
Rule 12g-4 (a)(1)(ii)	[__]	Rule 12h-3 (b)(2)(i)	[__]
Rule 12g-4 (a)(2)(i)	[__]	Rule 12h-3 (b)(2)(ii)	[__]
Rule 12g-4 (a)(2)(ii)	[__]	Rule 15d-6	[__]
Rule 12h-3 (b)(1)(i)	[X]

Approximate number of holders of record as of the
certification or notice date: 0

                Pursuant to the requirements of the Securities Exchange Act of 1934, NEW YORK COMMUNITY BANCORP, INC., as the successor issuer to HAVEN BANCORP, INC. pursuant to the merger of HAVEN BANCORP, INC. with and into NEW YORK COMMUNITY BANCORP, INC., has caused this certification/notice to be signed and filed on behalf of HAVEN BANCORP, INC. by the undersigned duly authorized person:

Dated: December 6, 2000

By:	/s/ Joseph R. Ficalora
	Name: Title:	Joseph R. Ficalora Chairman, President and Chief Executive Officer